UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Prospective Acquisition

On August 8, 2022, Stratasys Ltd. (“we,” “us,” “Stratasys” or the “Company”) announced the signing of a definitive agreement pursuant to which the Company will acquire the additive manufacturing materials business of Covestro AG (DAX: 1COV). The Company will pay Covesto AG approximately 43 million euros, plus additional inventory, less certain liabilities, as the consideration for the acquisition. In addition, under the terms of the definitive agreement, Covesto AG may earn up to an additional 37 million euros, subject to the achievement of specified performance metrics. The acquisition is expected to close during the first quarter of 2023, subject to the receipt of regulatory approvals and the satisfaction of other customary closing conditions. A copy of our press release announcing the acquisition is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K”).

Exhibit Index

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release, dated August 8, 2022, titled “Stratasys Signs Agreement to Acquire Convestro’s Additive Manufacturing Materials Business.”

Incorporation by Reference

The contents of this Form 6-K, excluding Exhibit 99.1 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951 and 333-262952, filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022 and February 24, 2022, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 8, 2022	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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